Filed by NuStar Energy L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: NuStar GP Holdings, LLC
Commission File No.: 001-32940

NuStar Energy L.P. and NuStar GP Holdings, LLC Announce Earnings Results for First Quarter 2018
Merger and Simplification on Track to Close in Second Quarter 2018
Finalized Strategic Growth Projects to Supply Refined Products to Mexico
Recently Closed on Immediately Accretive Pipeline and Terminal Acquisition

SAN ANTONIO, April 26, 2018 – For the first quarter of 2018, NuStar Energy L.P.’s (NYSE: NS) (the “Partnership” or “NuStar” or “NS”) net income applicable to common limited partners was $107 million, or $1.15 per unit, up 178% from $38 million, or $0.49 per unit for first quarter 2017, while earnings before interest, taxes, depreciation and amortization (EBITDA) were $250 million, up 62% from $154 million for first quarter 2017.

During the first quarter of 2018, the partnership received hurricane insurance proceeds of $87.5 million to fully cover the cost of repairing the property damage at its St. Eustatius terminal during 2017. While a gain of $79 million was reflected in the partnership’s first quarter net income and EBITDA, NuStar stated that it is important to note that the gain will only be recognized in distributable cash flow (DCF) available to common limited partners as the proceeds are spent over the next couple of years to repair damage caused from the hurricane.

The partnership announced first quarter 2018 Series A, Series B and Series C preferred unit distributions of $0.53125 per unit, $0.47657 per unit and $0.56250 per unit, respectively, that will be paid on June 15, 2018 to holders of record as of June 1, 2018. In addition, a first quarter 2018 common unit distribution of $0.60 per unit will be paid on May 14, 2018 to holders of record as of May 8, 2018.

“Excluding the effect of the associated gain related to hurricane insurance proceeds, our strong first quarter results were primarily driven by contributions from our Permian Crude System and increased storage rates at some of our international storage facilities. In addition, we experienced improved results in our Fuels Marketing segment due to the streamlining efforts that we executed last year. Overall, the strength of our business was demonstrated this quarter as results in all three of our segments were up, quarter over quarter,” said Brad Barron, President and Chief Executive Officer of NuStar Energy L.P. and NuStar GP Holdings, LLC.

Barron continued, “During our most recent earnings call in early February, we laid out a comprehensive, staged approach to best position NuStar for long-term financial strength and sustainable growth, which includes simplifying our structure, restoring our coverage, lowering our leverage and minimizing our need to access the equity capital markets. Since then, we have made substantial progress on our simplification. In mid-March, we filed a Form S-4 preliminary proxy statement to seek NuStar GP Holdings, LLC’s unitholder approval and issue NS units to execute the simplification. We are in the process of responding to the SEC’s comments to the Form S-4, and we expect to be positioned to schedule the unitholder vote and close by the end of the second quarter.”

Strategic Growth Projects to Supply Refined Products to Mexico

Barron also announced that NuStar will be expanding its existing pipeline assets in South Texas, as well as its terminal in Nuevo Laredo, Mexico, with projects to supply refined products to growing markets in Mexico.

“For those of you who have followed NuStar over the years, you know that, since Mexico’s energy reforms began, we have been excited about the new opportunities those reforms presented for us,” Barron said. “Since then, we have worked to position NuStar to take advantage of these opportunities by utilizing our existing assets in South Texas and Mexico to supply products to the Mexico market, and I’m happy to say we have accomplished that.

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“In support of this expansion, I am pleased to announce that we have signed several long-term T&D contracts with strong, creditworthy customers to support a series of healthy-return capital projects to connect to third-party rail facilities in Corpus Christi, expand certain South Texas products pipeline systems and expand our terminal in Nuevo Laredo.

“We expect to benefit from incremental revenue from these projects, starting as soon as late 2018, and we believe the Mexico market presents significant opportunities for future growth. And, I am proud of our team’s perseverance and creativity in developing these projects, which we believe will establish NuStar as one of the primary logistics providers for this burgeoning market,” said Barron.

Completed Purchase of Refined Products Pipeline and Terminal from CHS Inc.

Barron also stated that in mid-April, NuStar closed on an immediately accretive, $38 million acquisition of CHS’ Council Bluffs system, consisting of a 227-mile pipeline and 18 storage tanks at a very attractive multiple.

“This bolt-on system is supported by long-term throughput and storage agreements and enhances our existing Central East System by increasing our overall system flexibility and allowing expansion into new markets, while at the same time enhancing our role as a key logistics provider to CHS,” said Barron.

NuStar GP Holdings, LLC’s Earnings Results for First Quarter 2018

NuStar GP Holdings, LLC (NYSE: NSH) (the “Company” or “NSH”) today announced first quarter 2018 net income of $12 million, or $0.28 per unit, and DCF available to unitholders of $6 million.

The company also announced a first quarter 2018 distribution of $0.33 per unit that will be paid on May 16, 2018 to holders of record as of May 8, 2018. The NSH distribution was calculated assuming that NSH unitholders are expected to receive 0.55 units of NS for each NSH unit they own after the closing of the upcoming simplification transaction.

Conference Call Details

A conference call with management is scheduled for 10:00 a.m. CT today, April 26, 2018, to discuss the financial and operational results for the first quarter of 2018. The conference call may be accessed by dialing toll-free 844/889-7787, reservation passcode 1271207. International callers may access the conference call by dialing 661/378-9931, reservation passcode 1271207. NSH and the Partnership intend to have a playback available following the conference call, which may be accessed by dialing toll-free 855/859-2056, reservation passcode 1271207. International callers may access the playback by dialing 404/537-3406, reservation passcode 1271207. The playback will be available until 1:00 p.m. CT on May 26, 2018.

Investors interested in listening to the live presentation or a replay via the internet may access the presentation directly at https://edge.media-server.com/m6/p/omwra6td or by logging on to either NuStar Energy L.P.’s website at www.nustarenergy.com or NuStar GP Holdings, LLC’s website at www.nustargpholdings.com.

The discussion will disclose certain non-GAAP financial measures. Reconciliations of certain of these non-GAAP financial measures to U.S. GAAP may be found in this press release, with additional reconciliations located on the Financials page of the Investors section of NuStar Energy L.P.’s website at www.nustarenergy.com and NuStar GP Holdings, LLC’s website at www.nustargpholdings.com.

About NuStar Energy L.P. and NuStar GP Holdings, LLC

NuStar Energy L.P., a publicly traded master limited partnership based in San Antonio, is one of the largest independent liquids terminal and pipeline operators in the nation. NuStar currently has more than 9,400 miles of pipeline and 81 terminal and storage facilities that store and distribute crude oil, refined products and specialty liquids. The partnership’s combined system has more than 96 million barrels of storage capacity, and NuStar has operations in the United States, Canada, Mexico, the Netherlands, including St. Eustatius in the Caribbean, and the United Kingdom. For more information, visit NuStar Energy L.P.’s website at www.nustarenergy.com.

NuStar GP Holdings, LLC is a publicly traded limited liability company that owns the general partner interest, an approximate 11 percent common limited partner interest and the incentive distribution rights in NuStar Energy L.P. For more information, visit NuStar GP Holdings, LLC’s website at www.nustargpholdings.com.

About CHS Inc.

CHS Inc. (www.chsinc.com) is a leading global agribusiness owned by farmers, ranchers and cooperatives across the United States. Diversified in energy, grains and foods, CHS is committed to helping its customers, farmer-owners and other stakeholders grow their businesses through its domestic and global operations. CHS supplies energy, crop nutrients, grain marketing services, animal feed, food and food ingredients, along with insurance, financial and risk management services. The company operates petroleum refineries/pipelines and manufactures, markets and distributes Cenex® brand refined fuels, lubricants, propane and renewable energy products.

This release serves as qualified notice to nominees under Treasury Regulation Sections 1.1446-4(b)(4) and (d). Please note that 100% of NuStar Energy L.P.’s distributions to foreign investors are attributable to income that is effectively connected with a United States trade or business. Accordingly, all of NuStar Energy L.P.’s distributions to foreign investors are subject to federal income tax withholding at the highest effective tax rate for individuals and corporations, as applicable. Nominees, and not NuStar Energy L.P., are treated as the withholding agents responsible for withholding on the distributions received by them on behalf of foreign investors.

Important Information For Investors And Unitholders

On February 7, 2018, the Partnership, Riverwalk Logistics, L.P., NuStar GP, LLC, Marshall Merger Sub LLC, a wholly owned subsidiary of the Partnership (Merger Sub), Riverwalk Holdings, LLC and NSH entered into an Agreement and Plan of Merger pursuant to which Merger Sub will merge with and into NSH with NSH being the surviving entity, such that the Partnership will be the sole member of NSH following the merger. In connection with the proposed merger, the Partnership has filed a registration statement (Registration No. 333-223671), which includes a preliminary prospectus of the Partnership and a preliminary proxy statement of NSH and other materials, with the Securities and Exchange Commission (the SEC). INVESTORS AND UNITHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP, NSH AND THE PROPOSED TRANSACTION. The information in this communication is for informational purposes only and is neither an offer to purchase, nor an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. A definitive proxy statement/prospectus will be sent to unitholders of NSH seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and unitholders may obtain a free copy of the proxy statement/prospectus and other documents (when available) containing important information about the Partnership and NSH through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on the Partnership’s website at www.nustarenergy.com under the tab “Investors” or by contacting the Partnership’s investor relations at investorrelations@nustarenergy.com. Copies of the documents filed with the SEC by NSH will be available free of charge on NSH’s website at www.nustargpholdings.com under the tab “Investors” or by contacting NSH’s investor relations at investorrelations@nustarenergy.com.

The Partnership and its general partner, the directors and certain of the executive officers of NuStar GP, LLC and NSH and its directors and certain of its executive officers, may be deemed to be participants in the solicitation of proxies from the unitholders of NSH in connection with the proposed merger. Information about the directors and executive officers of NuStar GP, LLC is set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of NSH is set forth in NSH’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

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Cautionary Statement Regarding Forward-Looking Statements

This press release includes, and the related conference call will include, forward-looking statements regarding future events, such as the Partnership’s future performance. All statements, other than statements of historical fact, included herein that address activities, events or developments that the Partnership or NSH expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed merger, are forward-looking statements. All forward-looking statements reflect the Partnership’s and NSH’s current views with regard to future events and are subject to various risks, uncertainties and assumptions that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the August 8, 2018 outside termination date, the possibility that NSH will not obtain the required approvals by its unitholders, the possibility that the anticipated benefits from the proposed merger cannot be fully realized, the possibility that costs or difficulties related to the proposed merger will be greater than expected and other risk factors included in the reports filed with the SEC by the Partnership or NSH. Many of the factors that will determine the Partnership’s and NSH’s future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof.  The Partnership and NSH undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

NuStar Energy L.P. and Subsidiaries
Consolidated Financial Information
(Unaudited, Thousands of Dollars, Except Unit and Per Unit Data)

	Three Months Ended March 31,
	2018	2017
Statement of Income Data:
Revenues:
Service revenues	$291,413	$266,462
Product sales	184,468	220,968
Total revenues	475,881	487,430
Costs and expenses:
Cost of product sales	176,728	207,806
Operating expenses	108,884	101,026
General and administrative expenses	19,774	24,595
Depreciation and amortization expense	72,015	56,864
Total costs and expenses	377,401	390,291
Operating income	98,480	97,139
Interest expense, net	(47,772)	(36,414)
Other income, net	79,752	140
Income before income tax expense	130,460	60,865
Income tax expense	4,327	2,925
Net income	$126,133	$57,940

Net income applicable to common limited partners	$107,064	$38,452
Basic net income per common unit	$1.15	$0.49
Basic weighted-average common units outstanding	93,181,781	78,642,888

Other Data (Note 1):
EBITDA	$250,247	$154,143
DCF available to common limited partners	$91,732	$88,942

	March 31,		December 31,
	2018	2017	2017
Balance Sheet Data:
Total debt	$3,726,066	$3,023,980	$3,648,059
Partners’ equity	$2,492,057	$1,570,343	$2,480,089

NuStar Energy L.P. and Subsidiaries
Consolidated Financial Information - Continued
(Unaudited, Thousands of Dollars, Except Barrel Data)

	Three Months Ended March 31,
	2018	2017
Pipeline:
Refined products pipelines throughput (barrels/day)	531,894	514,016
Crude oil pipelines throughput (barrels/day):	791,294	408,809
Total throughput (barrels/day)	1,323,188	922,825
Throughput revenues	$136,790	$121,240
Operating expenses	42,341	33,074
Depreciation and amortization expense	36,655	23,138
Segment operating income	$57,794	$65,028
Storage:
Throughput (barrels/day)	343,933	315,010
Throughput terminal revenues	$20,016	$20,690
Storage terminal revenues	135,312	126,741
Total revenues	155,328	147,431
Operating expenses	65,825	62,139
Depreciation and amortization expense	33,242	31,533
Segment operating income	$56,261	$53,759
Fuels Marketing:
Product sales and other revenue	$185,838	$222,702
Cost of product sales	178,677	210,599
Gross margin	7,161	12,103
Operating expenses	841	6,963
Segment operating income	$6,320	$5,140
Consolidation and Intersegment Eliminations:
Revenues	$(2,075)	$(3,943)
Cost of product sales	(1,949)	(2,793)
Operating expenses	(123)	(1,150)
Total	$(3)	$—
Consolidated Information:
Revenues	$475,881	$487,430
Cost of product sales	176,728	207,806
Operating expenses	108,884	101,026
Depreciation and amortization expense	69,897	54,671
Segment operating income	120,372	123,927
General and administrative expenses	19,774	24,595
Other depreciation and amortization expense	2,118	2,193
Consolidated operating income	$98,480	$97,139

NuStar Energy L.P. and Subsidiaries
Consolidated Financial Information - Continued
(Unaudited, Thousands of Dollars, Except Ratio Data)

Note 1: NuStar Energy L.P. utilizes financial measures, such as earnings before interest, taxes, depreciation and amortization (EBITDA), distributable cash flow (DCF) and distribution coverage ratio, which are not defined in U.S. generally accepted accounting principles (GAAP). Management believes these financial measures provide useful information to investors and other external users of our financial information because (i) they provide additional information about the operating performance of the partnership’s assets and the cash the business is generating, (ii) investors and other external users of our financial statements benefit from having access to the same financial measures being utilized by management and our board of directors when making financial, operational, compensation and planning decisions and (iii) they highlight the impact of significant transactions.
Our board of directors and management use EBITDA and/or DCF when assessing the following: (i) the performance of our assets, (ii) the viability of potential projects, (iii) our ability to fund distributions, (iv) our ability to fund capital expenditures and (v) our ability to service debt. In addition, our board of directors uses a distribution coverage ratio, which is calculated based on DCF, as one of the factors in its determination of the company-wide bonus and the vesting of performance units awarded to management. DCF is a widely accepted financial indicator used by the master limited partnership (MLP) investment community to compare partnership performance. DCF is used by the MLP investment community, in part, because the value of a partnership unit is partially based on its yield, and its yield is based on the cash distributions a partnership can pay its unitholders.
None of these financial measures are presented as an alternative to net income. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with GAAP. The following is a reconciliation of EBITDA, DCF and distribution coverage ratio:

	Three Months Ended March 31,
	2018	2017
Net income	$126,133	$57,940
Interest expense, net	47,772	36,414
Income tax expense	4,327	2,925
Depreciation and amortization expense	72,015	56,864
EBITDA	250,247	154,143
Interest expense, net	(47,772)	(36,414)
Reliability capital expenditures	(19,882)	(5,022)
Income tax expense	(4,327)	(2,925)
Mark-to-market impact of hedge transactions (a)	206	(2,586)
Unit-based compensation (b)	1,337	2,088
Preferred unit distributions	(15,990)	(4,813)
Insurance gain adjustment (c)	(66,362)	—
Other items (d)	(4,584)	(274)
DCF	$92,873	$104,197
Less DCF available to general partner	1,141	15,255
DCF available to common limited partners	$91,732	$88,942

Distributions applicable to common limited partners	$55,916	$101,913
Distribution coverage ratio (e)	1.64x	0.87x

(a)
DCF excludes the impact of unrealized mark-to-market gains and losses that arise from valuing certain derivative contracts, as well as the associated hedged inventory. The gain or loss associated with these contracts is realized in DCF when the contracts are settled.

(b)
We intend to satisfy the vestings of equity-based awards with the issuance of our common units. As such, the expenses related to these awards are considered non-cash and added back to DCF. Certain awards include distribution equivalent rights (DERs). Payments made in connection with DERs are deducted from DCF.

(c)
DCF excludes a portion of the insurance gain, which will be added to DCF in future periods to offset reliability capital expenditures as they are incurred for hurricane repairs at our St. Eustatius terminal.

(d)	Other items primarily consist of a commercial settlement and noncash compensation.

(e)	Distribution coverage ratio is calculated by dividing DCF available to common limited partners by distributions applicable to common limited partners.

NuStar GP Holdings, LLC and Subsidiaries
Consolidated Financial Information
(Unaudited, Thousands of Dollars, Except Unit and Per Unit Data)

	Three Months Ended March 31,
	2018	2017
Statement of Income Data:
Equity in earnings of NuStar Energy L.P.	$13,315	$18,112

General and administrative expenses	(888)	(828)
Interest expense, net	(486)	(292)

Income before income tax expense	11,941	16,992
Income tax expense	(2)	—
Net income	$11,939	$16,992

Net income per unit	$0.28	$0.39
Weighted average number of common units outstanding	42,955,799	42,951,749

Equity in Earnings of NuStar Energy L.P.:
General partner interest	$2,203	$804
General partner incentive distribution	—	12,912
General partner’s interest in earnings and incentive distributions of NuStar Energy L.P.	2,203	13,716
Limited partner interest in earnings of NuStar Energy L.P.	11,833	5,117
Amortization of step-up in basis related to NuStar Energy L.P.’s assets and liabilities	(721)	(721)
Equity in earnings of NuStar Energy L.P.	$13,315	$18,112

Cash Flow Data:
Net cash provided by operating activities	$12,076	$16,875
Net cash provided by investing activities	$11,109	$5,965
Net cash used in financing activities	$(23,366)	$(22,459)

Distributable Cash Flow (Note 1):
Cash distributions from NuStar Energy L.P. associated with:
General partner interest	$1,141	$2,343
General partner incentive distribution	—	12,912
Limited partner interest – common units	6,129	11,185
Total cash distributions expected from NuStar Energy L.P.	7,270	26,440
Adjustments:
General and administrative expenses	(888)	(828)
Income tax expense	(2)	—
Interest expense, net	(486)	(292)
Unit-based compensation items	160	152
DCF	$6,054	$25,472

Total distribution to unitholders	$14,162	$23,409

NuStar GP Holdings, LLC and Subsidiaries
Consolidated Financial Information - Continued
(Unaudited, Thousands of Dollars)

Note 1: NuStar GP Holdings, LLC utilizes distributable cash flow (DCF) as a financial measure, although it is not defined in U.S. generally accepted accounting principles. Management believes DCF provides useful information to investors and other external users of our financial information because (i) DCF provides additional information about the cash the business is generating and (ii) investors and other external users of our financial statements benefit from having access to the same financial measure being utilized by management and our board of directors when making financial and planning decisions. Our board of directors and management use DCF when assessing our ability to fund distributions and our ability to service debt. DCF is a widely accepted financial indicator used by our industry’s investment community to compare company performance. DCF is used by our industry’s investment community, in part, because the value of our company’s units is partially based on its yield, and its yield is based on the cash distributions a company can pay its unitholders.
DCF is not intended to represent cash flows from operations, and is not presented as an alternative to net income. DCF should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. generally accepted accounting principles. The following is a reconciliation of net income to DCF and net cash provided by operating activities:

	Three Months Ended March 31,
	2018	2017
Net income	$11,939	$16,992
Less equity in earnings of NuStar Energy L.P.	(13,315)	(18,112)
Plus cash distributions expected from NuStar Energy L.P.	7,270	26,440
Unit-based compensation items (a)	160	152
DCF	6,054	25,472
Less cash distributions expected from NuStar Energy L.P.	(7,270)	(26,440)
Distributions of equity in earnings of NuStar Energy L.P.	13,315	18,112
Changes in current assets and liabilities	(147)	(362)
Changes in noncurrent assets and liabilities and other items	124	93
Net cash provided by operating activities	$12,076	$16,875

(a)
We intend to satisfy the vestings of equity-based awards with the issuance of our units. As such, the expenses related to these awards are considered non-cash and added back to DCF. These awards include distribution equivalent rights (DERs). Payments made in connection with DERs are deducted from DCF.